Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Earnings release dated May 19, 2011	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: May 19, 2011

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Linda Salo, Account Manager
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports First Quarter 2011 Financial Results

SHANGHAI, China, May 19, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today announced its unaudited financial results for the quarter ended March 31, 2011.

Summary Results for the First Quarter 2011:

•	Net revenues were $84.0 million, an increase of 19.4% from $70.3 million for the first quarter of 2010.

•	Gross profit was $37.0 million, an increase of 19.6% from $30.9 million for the first quarter of 2010.

•	Gross margin was 44.0%, same as the first quarter of 2010.

•	Operating income was $1.7 million, compared to an operating loss of $0.5 million for the first quarter of 2010.

•	Net income was $0.8 million, same as the first quarter of 2010.

•	Net income attributable to Acorn was $0.9 million, same as the first quarter of 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.03 for the first quarter of both 2011 and 2010.

“The year began on a positive note reflecting top-line growth and improved profitability. Direct sales were the primary driver of our growth, as we maintained the momentum in non-TV direct sales, in particular our sales of mobile handsets. During the quarter, we introduced the new Gionee A350 model, which is an updated version of Gionee A320 model, our best selling product in 2010. The new product launch enabled us to introduce premium pricing, improving the profitability of our mobile handset sales.” said Mr. Don Yang, CEO and President of Acorn. “Following our efforts to re-position our business, we have adopted a new performance review system which focuses on the optimization of our media return and spending. We also plan to further enhance our customers’ loyalty through a more effective business strategy: higher product quality and better customer service, thereby achieving higher product profitability.”

Business Results for the First quarter of 2011:

•

Direct sales of mobile handsets remained a growth driver in the first quarter of 2011 primarily as a result of the sales of the Gionee A320 and A350 models. Revenues grew 300.3% from $9.7 million for the first quarter of 2010 to $38.8 million for the first quarter of 2011.

•

Non-TV direct sales remained a principal focus of the Company’s business strategy helping reduce dependence on advertising expenditure, stabilize sales and improve utilization of the Company’s customer database. Sales from the Company’s third-party bank channels, outbound calls, catalogs and Internet increased by 63.4% to approximately $34.5 million for the first quarter of 2011 from approximately $21.1 million for the first quarter of 2010. Third-party bank channel sales increased 43.5% to approximately $16.7 million for the first quarter of 2011 from approximately $11.6 million for the same period of last year.

First Quarter 2011 Results:

Direct sales net revenues contributed 72.9% to total net revenues, or $61.2 million, for the first quarter of 2011, an increase of 67.4% from $36.5 million for the same period of last year, mainly due to the increase in mobile handset sales led by Gionee’s A320 and A350 models, offset by a reduction in the cosmetic and autocare product sales.

Distribution sales net revenues decreased 32.6% year-over-year to $22.8 million from $33.8 million for the first quarter of 2010, primarily due to decreased sales of Ozing and Meijin from a market slowdown in the electronic learning and electronic dictionary product lines.

The table below summarizes the gross revenues from the three best selling product lines for direct sales, distribution sales and total direct and distribution sales, respectively:

Three Months Ended March 31, 2011
(in thousands of US dollars)
Direct sales
Mobile handsets	38,816
Collectibles	6,928
Cosmetics	4,648

Distribution sales
Electronic learning product (Ozing)	14,647
Electronic dictionary (Meijin)	4,123
Posture correction product (Babaka)	1,567

Total direct and distribution sales
Mobile handsets	39,889
Electronic learning product (Ozing)	15,786
Collectibles	6,928

Cost of sales for the first quarter of 2011 was $47.0 million, a 19.2% increase from $39.4 million for the same period of last year, largely in line with the increase in sales.

Gross profit for the first quarter of 2011 was $37.0 million, an increase of 19.6% compared to $30.9 million for the same period of last year. Gross margin remained flat at 44.0% for the first quarter of 2011.

Gross profit from direct sales for the first quarter of 2011 increased 55.1% to $29.1 million from $18.7 million for the same period of last year. Gross margin for direct sales for the first quarter of 2011 was 47.5%, compared to 51.3% for the same period of last year. The decrease in gross margin was mainly due to a decrease in the sales of cosmetics and autocare products which have higher gross margins and an increase in lower-margin non-TV direct sales in the first quarter of 2011.

Gross profit from distribution sales for the first quarter of 2011 decreased 35.0% to $7.9 million from $12.2 million for the same period of last year. Gross margin for distribution sales for the first quarter of 2011 was 34.8%, compared to 36.0% for the same period of last year mainly due to lower gross margin of Ozing and Meijin product lines.

Advertising expenses were $16.6 million for the first quarter of 2011, compared to $15.3 million for the same period of last year. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.22 for the first quarter of 2011, up from 2.02 for the same period of last year.

Other selling and marketing expenses increased 19.1% to $12.1 million from $10.2 million for the first quarter of last year. The increase was mainly due to increased salaries and employee benefits of call centers’ sales representatives.

General and administrative expenses were $7.1 million for the first quarter of 2011, a 10.9% increase from $6.4 million for the same period of 2010. The increase was due to a $0.6 million increase in general bad debt provisions based on accounts receivable’s aging. In the first quarter of 2011, Yiyang Yukang business stopped selling “Uking” branded mobile handsets through its distribution platform and the additional provisions relate to the outstanding accounts receivable from its distributors.

Other operating income, net, was $0.5 million for the first quarter of 2011, compared to $0.4 million for the same period of last year.

As a result, operating income was $1.7 million for the first quarter of 2011, compared to an operating loss of $0.5 million for the first quarter of 2010.

Other income was $0.1 million for the first quarter of 2011, compared to $1.8 million for the first quarter of last year. The decrease was due to a decrease of $1.7 million in investment income.

Share-based compensation was $39,639 for the first quarter of 2011, compared to $101,859 for the same period of last year.

Net income was $0.8 million for the first quarter of both 2011 and 2010.

Net income attributable to Acorn was $0.9 million for the first quarter of both 2011 and 2010.

Diluted earnings per ADS was $0.03 for the first quarter of both 2011 and 2010.

As of March 31, 2011, Acorn’s cash and cash equivalents totaled $81.7 million, compared to $91.7 million as of December 31, 2010.

Fiscal Year 2011 Business Outlook:

For 2011, Acorn intends to centralize the business around its core competencies. The Company’s strategy involves the development of a media platform that serves as a sales and marketing channel for products, while improving media efficiency by carefully allocating media resources to products that display the highest return. The Company also expects a continued growth in mobile handsets and collectibles sales from its direct sales platforms.

For fiscal year 2011, the Company maintains its guidance of revenue between $340 million and $380 million and net income between $8 million and $10 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on May 19, 2010 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 (877) 275 - 8968 (U.S. Toll Free)

— +1 (706) 643 - 1666 (International)

— Passcode: 65622968

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 14 days after the call starting from 11:00 a.m. EDT on May 19, 2011 and may be accessed via:

— +1 (800) 642-1687 (U.S. Toll Free)

— +1 (706) 645-9291 (International)

— Passcode: 65622968

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2011 and related breakdown of product sales and trends; Acorn’s efforts to centralize its business around its core competencies and related strategies (including development of a media platform focused on product sales while optimizing media return and spending) and efforts to improve customer loyalty (including through improved product quality and customer service); and any continued or sustained improvement in Acorn’s overall mobile handset business, collectibles sales or non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our business may not improve in the remainder of 2011, our strategies to centralize our business around our core competencies and related strategies and efforts to improve customer loyalty may not succeed and we may fail to meet our operating results expectations. In particular, our operating results for any period are impacted significantly by the mix of products sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully improve or introduce new products, including to offset declines in sales of existing products; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; our ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require us to suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing processes; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2010 annual report on Form 20-F filed with Securities and Exchange Commission on April 27, 2011. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our Form 20-F for the fiscal year ended December 31, 2010. Our actual results of operations for the first quarter of 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended March 31,
	2010	2011
Revenues:
Direct sales, net	36,546,140	61,182,726
Distribution sales, net	33,791,112	22,769,301

Total revenues, net	70,337,252	83,952,027

Cost of revenues:
Direct sales	17,803,197	32,117,752
Distribution sales	21,609,455	14,853,829

Total cost of revenues	39,412,652	46,971,581

Gross profit	30,924,600	36,980,446

Operating (expenses) income:
Advertising expenses	(15,292,029)	(16,620,430)
Other selling and marketing expenses	(10,158,127)	(12,095,963)
General and administrative expenses	(6,368,043)	(7,059,783)
Other operating income, net	369,000	470,164

Total operating (expenses) income	(31,449,199)	(35,306,012)

Income (Loss) from operations	(524,599)	1,674,434
Other income (expenses)	1,750,335	55,181

Income before income taxes	1,225,736	1,729,615
Income tax (expenses) benefits	(402,999)	(960,844)

Net income	822,737	768,771
Net income attributable to non-controlling interests	46,113	111,652

Net income attributable to Acorn International, Inc.	868,850	880,423

Income per ADS
- Basic	0.03	0.03

- Diluted	0.03	0.03

Weighted average number of shares used in calculating income per ADS
- Basic	88,856,915	89,295,818

- Diluted	90,106,131	89,404,087

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2010	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	91,667,392	81,710,123
Restricted cash	2,225,882	303,520
Short-term investments	10,267,178	10,471,391
Accounts receivable, net	15,299,525	22,417,128
Notes receivable	1,645,263	1,299,511
Inventory	22,671,041	29,733,190
Prepaid advertising expenses	8,433,014	9,910,680
Other prepaid expenses and current assets, net	9,599,082	9,438,983
Deferred tax assets, net	4,188,288	4,230,641

Total current assets	165,996,665	169,515,167
Prepaid land use rights	7,423,358	7,459,367
Property and equipment, net	19,307,886	23,171,541
Acquired intangible assets, net	2,560,753	2,452,233
Long-term investments	8,681,902	7,874,775
Investment in affiliates	7,911,525	7,870,879
Other long-term assets	2,749,568	2,353,972

Total assets	214,631,657	220,697,934

Liabilities and equity
Current liabilities:
Accounts payable	12,854,188	17,034,671
Accrued expenses and other current liabilities	11,261,381	13,003,451
Notes payable	2,212,292	—
Income taxes payable	3,678,693	4,379,754
Dividend payable	15,177	950

Total current liabilities	30,021,731	34,418,826
Deferred tax liabilities	790,627	798,622

Total liabilities	30,812,358	35,217,448

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	939,047	939,395
Additional paid-in capital	159,630,208	159,669,499
Retained earnings	10,837,013	11,717,436
Accumulated other comprehensive income	22,480,106	23,634,980
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International Inc. shareholders’ equity	182,422,428	184,497,364
Non-controlling interests	1,396,871	983,122

Total equity	183,819,299	185,480,486

Total liabilities and equity	214,631,657	220,697,934